August 8, 2012

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in the Item titled "Change in Certifying Accountant" of Form 6-K of Prime Acquisition Corp. filed on August 8, 2012, as contained in the first and second paragraphs of the item titled "Change in Certifying Accountant", and are in agreement with those statements.

/s/ Crowe Horwath LLP

Crowe Horwath LLP
New York, New York

cc:	Diana Liu Chief Executive Officer Prime Acquisition Corp.